                              WINDSOR COAL COMPANY
                        QUARTERLY REPORT PER REQUIREMENTS
                    OF HOLDING COMPANY ACT RELEASE NO. 26573
                     FOR THE QUARTER ENDED DECEMBER 31, 2000



                                    CONTENTS

                                                                 Page

Statements of Income and Retained Earnings                     1

Balance Sheets                                                2-3

Information Concerning Mine Operations and
  Capital Improvements                                         4

Calculation of Cost of Capital and
  Statement of Cost of Commercial Coal Sold and Shipped        5

Statement of Cost of Operation                                 6

Analysis of Mining Plant in Service                            7

Construction Expenditure Budget                                8

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                              WINDSOR COAL COMPANY
                               STATEMENT OF INCOME
                     FOR THE QUARTER ENDED DECEMBER 31, 2000
                                   (UNAUDITED)


                                                        (in thousands)

OPERATING REVENUES                                         $11,175

COST OF OPERATION                                           13,565

OPERATING LOSS                                              (2,390)

NONOPERATING INCOME                                          1,361

LOSS BEFORE INTEREST CHARGES                                (1,029)

INTEREST CHARGES                                                73

LOSS BEFORE FEDERAL INCOME TAXES                            (1,102)

FEDERAL INCOME TAX CREDIT ON OPERATIONS                     (1,107)

NET INCOME                                                 $     5



                         STATEMENT OF RETAINED EARNINGS
                     FOR THE QUARTER ENDED DECEMBER 31, 2000
                                   (UNAUDITED)

                                                        (in thousands)

BALANCE AT BEGINNING OF PERIOD                                $46

NET INCOME                                                      5

BALANCE AT END OF PERIOD                                      $51


The common stock of the Company is wholly owned by Ohio Power Company.


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                              WINDSOR COAL COMPANY
                                  BALANCE SHEET
                                   (UNAUDITED)
                                                         December 31,
                                                             2000
                                                        (in thousands)
ASSETS

MINING PLANT:
  Mining Plant in Service                                  $ 46,603
  Accumulated Depreciation and Amortization                  45,675

         NET MINING PLANT                                       928

CURRENT ASSETS:
  Cash and Cash Equivalents                                     998
  Accounts Receivable:
    General                                                   7,252
    Affiliated Companies                                        532
  Advances to Affiliates                                     45,035
  Coal                                                          324
  Materials and Supplies                                      3,695
  Accrued Tax Benefit                                         1,203
  Other                                                         510

         TOTAL CURRENT ASSETS                                59,549

REGULATORY ASSETS                                                 9

DEFERRED INCOME TAXES                                        43,939

DEFERRED CHARGES                                                465

           TOTAL                                           $104,890

                              WINDSOR COAL COMPANY
                                  BALANCE SHEET
                                   (UNAUDITED)

                                                        December 31,
                                                            2000
                                                       (in thousands)
CAPITALIZATION AND LIABILITIES

SHAREHOLDER'S EQUITY:
  Common Stock  - Par Value $0.10:
    Authorized  - 5,000 Shares
    Outstanding - 4,064 Shares                            $   -
  Paid-in Capital                                             -
  Retained Earnings                                             51

         TOTAL SHAREHOLDER'S EQUITY                             51

OTHER NONCURRENT LIABILITIES:
  Accrued Postretirement Benefits Other Than Pensions       31,716
  Mine Closure Costs                                           497
  Workers' Compensation Claims                              12,296
  Operating Reserves                                        38,680

         TOTAL OTHER NONCURRENT LIABILITIES                 83,189

CURRENT LIABILITIES:
  Accounts Payable:
    General                                                  3,827
    Affiliated Companies                                     1,114
  Accrued Vacation Pay                                         697
  Postemployment Benefits                                    5,844
  Other                                                      1,428

         TOTAL CURRENT LIABILITIES                          12,910

REGULATORY LIABILITIES                                       8,731

DEFERRED CREDITS                                                 9

           TOTAL                                          $104,890

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                              WINDSOR COAL COMPANY
         INFORMATION CONCERNING MINE OPERATIONS AND CAPITAL IMPROVEMENTS
                     FOR THE QUARTER ENDED DECEMBER 31, 2000


MINE CLOSED

The Company closed the Windsor Mine in 2001 and efforts are underway to reclaim the property. On going efforts continue to sell the shutdown Windsor Mine along with the Meigs and Muskingum Mines.

MONEY POOL

        On June 15, 2000, the Company became a participant in the American Electric Power (AEP) System Money Pool (Money Pool). The Money Pool is a
mechanism structured to meet the short-term cash requirements of the participants with AEP Company, Inc. acting as the primary borrower on behalf of the Money Pool. The Company's affiliates that are U.S. domestic electric utility operating companies and coal-mining companies are the primary participants in the Money Pool.

        The operation of the Money Pool is designed to match on a daily basis the available cash and borrowing requirements of the participants. Participants with excess cash loan funds to the Money Pool reducing the amount of external funds AEP Company, Inc. needs to borrow to meet the short-term cash requirements of other participants with advances from the Money Pool. AEP Company, Inc. borrows the funds needed on a daily basis to meet the net cash requirements of the Money Pool participants. A weighted average daily interest rate which is calculated based on the outstanding short-term debt borrowings made by AEP Company, Inc. is applied to each Money Pool participant's daily outstanding investment or debt position to determine interest income or interest expense. Interest income is included in nonoperating income, and interest expense is included in interest charges. At September 30, 2000 the Company was a net investor in the Money Pool and reports its investment in the Money Pool as Advances to Affiliates on the Balance Sheet.

                              WINDSOR COAL COMPANY
                       CALCULATION OF COST OF CAPITAL AND
             STATEMENT OF COST OF COMMERCIAL COAL SOLD AND SHIPPED
                     FOR THE QUARTER ENDED DECEMBER 31, 2000
                         (in thousands, except as noted)
                                                                                        October through
                                                                                            December
                                                                                              2000
  I. Calculation of Cost-of-Capital Compensation:
       A. Equity Investment at Beginning of Period:
            Common Stock                                                                    $  -
            Paid-in Capital                                                                    -
            Excess of Acquisition Cost Over Net Book Value                                      172

       B. Rate of Return Allowable per HCAR No. 26573:
            10.27% per annum, 2.5675% per quarter                                           .025675

       C. Earnings Allowable on Equity Investment
            1. Current Quarter                                                              $     5
            2. Year-to-Date                                                                 $    18

       D. Net Income per Statement of Income                                                $     5
            Add: Interest Charges                                                                73
            Less: Nonoperating Income                                                         1,361

       E. Applied Cost-of-Capital Billing Adder:
            1. Current Quarter                                                              $(1,283)
            2. Year-to-Date                                                                 $(3,500)

 II. Coal Billing Calculation:
       A. Total Operating Expenses (a)                                                      $12,458

       B. Add: Cost-of-Capital Billing Adder as Applied per E. 1. of Section I               (1,283)

       C. Cost Applicable to Current Quarter Coal Billings                                   11,175
            Less: Cost Applicable to Coal Sold to Unaffiliated Companies                      6,779
              Cost Applicable to Current Quarter Coal Billings to Ohio Power                $ 4,396

       D. Coal Sold and Shipped in Current Quarter to Ohio Power (in tons)                  101,276

       E. Average Price per Ton to Ohio Power (in dollars) (C/D)                             $43.40

(a) As represented by "Cost of Operation" plus "Federal Income Taxes" reported in Statement of Income.

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                              WINDSOR COAL COMPANY
                         STATEMENT OF COST OF OPERATION
                     FOR THE QUARTER ENDED DECEMBER 31, 2000


                                                       (in thousands)

Direct Labor-UMW*                                          $   534
Indirect Labor-UMW*                                          1,474
Benefits-UMW*                                                1,538
Salaries and Benefits-Nonunion                               1,271
Operating Supplies                                             781
Repair Parts and Materials                                   1,613
Electricity and Other Utilities                                 47
Outside Services-Maintenance, Haulage and Reclamation          824
Taxes Other Than Federal Income Taxes**                        218
Rental of Equipment                                             11
Depreciation, Depletion and Amortization                     1,004
Royalties                                                       38
Mining Cost Normalization***                                  (704)
Other Production Costs                                       5,116

Subtotal                                                    13,765

Transfers of Production Costs (to)/from Coal Inventory        (200)

          Total                                            $13,565

  * United Mine Workers of America.
 ** Excludes FICA, Federal Unemployment and State Unemployment Taxes.
    These costs are reflected in benefits.
*** Represents the deferral/accrual required to establish a monthly selling price based on forecasted results for the year.
    The amount of mining cost normalization is established on an "overall" company basis(i.e., not itemized) and is eliminated by year-end.


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                              WINDSOR COAL COMPANY
                       ANALYSIS OF MINING PLANT IN SERVICE
                     AND RELATED ACCUMULATED PROVISIONS FOR
                          DEPRECIATION AND AMORTIZATION

                                            December 31, 2000
                                                           Net
                                      Gross  Accumulated  Carrying
                                      Cost    Provisions   Amount
                                              (in thousands)

          Description

Surface Lands                        $   629    $  -        $629

Mining Structures and Equipment       35,890     35,695      195

Coal Interests (net of depletion)         43       -          43

Mine Development Costs                10,041      9,980       61

    Total Mining Plant
      in Service                     $46,603    $45,675     $928

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                              WINDSOR COAL COMPANY
                     CONSTRUCTION EXPENDITURE BUDGET - 2001*


Description                                            Budgeted Amount
                                                        (in thousands)


The Company has no construction expenditures planned for 2001.








* This budget does not include any possible lease transactions.